EXHIBIT 99.1

For Immediate Release: NR13-03

EXETER ANNOUNCES OPTION AND JOINT VENTURE AGREEMENTS
ON TWO PROPERTIES IN MEXICO

Vancouver, B.C., March 4, 2013 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce that it has entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (SMN-TSXV), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Property Agreement” and “La Buena Property Agreement”, respectively).

Co-Chairman Mr. Yale Simpson states, “We believe a discovery on either of the two Mexican properties would provide Exeter shareholders very significant upside at modest cost and that our initial exploration commitment of CAD$2.4 million, less than 5% of our current cash position of CAD$52 million, is a prudent use of funds. Our principal focus will remain the advancement of our world-class Caspiche gold-copper deposit in Chile”.

Co-Chairman Mr. Bryce Roxburgh states “Exeter has an exceptional exploration track record, having discovered three mineral deposits since 2003, namely the Caspiche, Cerro Moro and Don Sixto deposits. Our team has spent 10 months reviewing mineral opportunities in jurisdictions where both the investment climate and the geological prospectivity are favourable. We are very excited to work with San Marco to test these exploration properties and look forward to the exploration news flow over the next 12 months”.

The Angeles Property (option to earn up to 70%)

The Angeles property comprises a 12,410 hectare land package located in Sonora State, Mexico. The property hosts multiple structurally controlled zones of gold/silver/copper mineralization that have been identified over approximately 2.5 kilometres (“km”). Numerous historic workings on the property date back to the beginning of the 20th century, including a 400 metre (“m”) underground access drift, used previously for mine production at the La Bonanza zone.

Despite the presence of surface mineralization and historically significant underground workings on site, the Angeles property has never been drill tested. Project infrastructure is considered excellent including road access, nearby electrical power and readily available skilled labour. Drill permits have been approved at the Angeles property and drilling is scheduled to begin in March, 2013.

The Angeles Agreement

Exeter can earn an initial 51% in the Angeles property by staged expenditures totalling CAD$10 million over the first 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional CAD$10 million in exploration expenditures. Exeter will also make cash payments totalling CAD$950,000 staged over 7 years. All cash payments are to be made by way of a private placement purchase by Exeter of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price of San Marco’s shares on the TSX Venture Exchange (“VWAP”).

Exeter has committed to an expenditure of CAD$1.0 million at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas.

The La Buena Property (option to earn 60%)

The La Buena property consists of an 8,500 hectare land package located in an active mining region within northern Zacatecas State, Mexico. The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine (Goldcorp has forecast 2013 production at 360,000 ounces of gold and 20 million ounces of silver).

The Julia target at La Buena has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo. By midsummer the joint venture plans to have expanded the IP geophysical coverage of the property to facilitate a 2,500 m drilling program, principally to test the Julia target.

The La Buena Agreement

Exeter has the right to earn 60% in the La Buena property by spending CAD$15 million in exploration expenditures and by making cash payments of CAD$650,000 staged over 5 years. All cash payments are to be made by way of a private placement purchase by Exeter of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP.

Exeter has committed to first year expenditures of CAD$1.4 million, which includes a property scale IP program and 2,500 m of drilling.

Pursuant to the Angeles and La Buena Agreements, San Marco will be the project operator prior to Exeter’s initial earn-in obligations. Detailed exploration programs will be determined by a management committee consisting of Exeter and San Marco representatives. San Marco has an established exploration team in Mexico.

Upon Exeter earning an interest in the Angeles and La Buena properties, a joint venture will be formed between Exeter and San Marco and each party will fund on-going expenditures in proportion to its respective interest in the properties.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche, and new industry wide opportunities with the objective of securing properties, which offer near term discovery potential.

Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing Caspiche. The Company currently has cash reserves of CAD$52 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, President and CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF
THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE